Filed by RRI Energy, Inc.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
RRI Energy, Inc. (File No.: 1-16455)
Subject Company: Mirant Corporation (File No: 1-16107)

Below is a copy of an email that was sent to all RRI Energy employees on May 11, 2010 regarding the leadership team of GenOn Energy following the merger of Mirant Corporation and RRI Energy, Inc.

Dear Colleague,

On April 11, I shared with you the exciting news of our company’s intent to merge with Mirant Corporation to form GenOn Energy. GenOn will be one of the largest merchant generation companies in the U.S. with 24,700 MWs of capacity. The combined company will have a strong balance sheet, enhanced financial flexibility and ample liquidity. The merger also creates significant near-term value for our stockholders through cost savings to be achieved through reductions in corporate overhead and G&A.

Concurrent with the merger, we announced the members of the executive leadership team, to be known as the Executive Committee. I also shared with you our plan that within 60 days, you would know how this transaction would affect your role going forward.

This work has been taken up by the RRI/Mirant integration team, co-lead by Mirant CFO Bill Holden and me. The team is focused on the key decisions that will allow us to meet our 60-day commitment, achieve our targeted cost-savings and position GenOn to operate seamlessly from Day 1 after closing.

Today I am announcing the next level of GenOn leadership, those individuals that will directly report to an Executive Committee member, as follows:

Chief Financial Officer
Bill Holden – EVP, Chief Financial Officer
Donna Benefield, Vice President and Chief Information Officer
Gary Garcia, Senior Vice President and Treasurer
Tom Livengood, Senior Vice President and Controller
Mat Parker, Vice President and Chief Risk Officer
Karen D. Taylor, Senior Vice President, Human Resources and Administration
Phil Williamson, Vice President, Tax

General Counsel
Mike Jines – EVP, General Counsel & Chief Compliance Officer
Jane Champion, Director, Ethics and Compliance
Bob Mickits, Vice President, Internal Audit
Steve Nickerson, Senior Vice President and Deputy General Counsel, Corporate
Debra Raggio, Vice President and Assistant General Counsel,

Regulatory/Governmental/External Affairs for Federal/State/ISO
Dave Sladic, Senior Vice President and Deputy General Counsel, Assets
Walter Stone, Vice President and Assistant General Counsel, Environmental Policy

Chief Commercial Officer
Robert Gaudette – SVP, Chief Commercial Officer
Vicki Lynch, Vice President, East and Northeast Asset Optimization
Shawn McFarlane, Vice President, Commercial Analysis
Vafa Mohtashami, Vice President, West and Southeast Asset Optimization
Sean Murphy, Vice President, Fuels and Emissions
Doug Tinkler, Managing Director, Trading and Hedging

Plant Operations
Dave Freysinger – SVP, Plant Operations
Monte Ash, Vice President, West and South Gas Plant Operations
Ray Emory, Vice President, Safety and Health
Ed Feith, Vice President, Environmental Operations and Compliance
Mark Gouveia, Vice President, South PJM Coal Plant Operations
Matt Greek, Vice President, North PJM Coal Plant Operations
Jim Locher, Vice President, Keystone and Conemaugh Plant Operations
Robert Patrick, Vice President, Plant Services and Major Projects
Matt Pistner, Vice President, Mid-Atlantic and Northeast Gas Plant Operations

Asset Management
Anne Cleary – SVP, Asset Management
Kevin Boudreaux, Vice President, PJM East
John Chillemi, Vice President, California
Steve Davies, Vice President, PJM West
Gary Kubik, Vice President, Southeast
Jeff Perry, Vice President, Northeast

Please join me in congratulating the new GenOn leadership team.

Consistent with our 60-day commitment, these individuals will now be responsible for making subsequent personnel decisions within their respective groups.

It is important to emphasize that these changes will not be effective until the merger closes later this year. Until that time, all personnel will continue in their current roles and reporting relationships.

It is also important to acknowledge that some very tough decisions were made in forming the team. The truth is there are excellent people in both the RRI and Mirant organizations who have made substantial contributions to the success of each company. The merged company must be staffed appropriately, and as a result, many talented individuals will not have a continuing role at GenOn. I know you will join me in acknowledging them for their many contributions and supporting them through the close of the transaction and in their future endeavors.

I appreciate your commitment and support on behalf of RRI Energy.

/s/ Mark Jacobs

Forward-Looking Statements
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. These forward-looking statements involve a number of risks and uncertainties. RRI Energy and Mirant caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving RRI Energy and Mirant, including future financial and operating results, RRI Energy’s and Mirant’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in RRI Energy’s and Mirant’s filings with the Securities and Exchange Commission. These include risks and uncertainties relating to: the ability to obtain the requisite RRI Energy and Mirant shareholder approvals; the risk that Mirant or RRI Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; and the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” sections of each of RRI Energy’s and Mirant’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission. Each forward-looking statement speaks only as of the date of the particular statement and neither RRI Energy nor Mirant undertake any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information And Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant Corporation, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will distribute the joint proxy statement/prospectus to our respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant as described above.